FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Gammon Lake Resources Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2 Date of Material Change

January 29, 2007

Item 3 News Release

The press release attached as Schedule A was released over Canada NewsWire on January 29, 2007.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9 Date of Report

January 29, 2007

Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, January 29, 2007

Gammon Lake Announces New Drill Results from 2006 Exploration Program at the El Cubo – Las Torres Mine Complex

Newly Discovered Vein Ciento Setenta Ocho Returns 7,340 Grams Per Tonne Silver
(7.34 Kilograms of Silver or 236 Ounces of Silver), Over an Interval of 1.5-Metres

Further Drilling on High Grade La Loca Structure Returns 2.5-Metres Grading 86.80 Grams per Tonne Gold Equivalent
(72.74 Grams per Tonne Gold and 703 Grams per Tonne Silver)

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce new results from continued exploration drilling at the El Cubo – Las Torres Mine Complex in Guanajuato, Mexico. Multiple high grade intervals encountered during exploration drilling on the La Loca Vein and on the newly discovered Vein Ciento Setenta Ocho are of particular significance. The 115 new drill holes completed at El Cubo produced 62 intervals above a 3.0 gram per tonne underground cut off grade. The data collected from this exploration drilling will be compiled to further expand the current resources and reserves at El Cubo.

Historic mining operations at El Cubo were characterized by multiple large bonanza-style discoveries. These discoveries often had the potential to carry the mine for several years at a time, with little to no exploration work. Much of the exploration work conducted at El Cubo over the past year has been focused on the La Loca vein complex as this structure bears striking similarities to such historic bonanza-style discoveries.

The newly discovered offshoot of the Imaculada Vein; the Ciento Setenta Ocho Vein, represents a new exploration area of particular significance. Initial exploration drilling on this structure has returned 8 intersections in 5 holes with a weighted average of 2.4-metres grading 10.81 grams per tonne gold and 753 grams per tonne silver, for an average gold equivalent grade of 25.86 grams per tonne. Encouraged by such promising initial results, Gammon Lake will conduct further drilling to better define the full extent of this potential high grade ore body. The results of these 5 drill holes are displayed in Table 1:

Table 1: Vein Ciento Setenta Ocho Exploration Drill Results
						Gold
Hole	From	To	Interval	Gold	Silver	Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
C-379	109.5	111.5	2.0	33.44	536	44.16
C-390	138.0	139.5	1.5	7.81	94	9.69
C-391	45.0	46.5	1.5	0.02	7340	146.82
and	107.6	113.0	5.4	7.29	134	9.97
and	133.5	138.0	4.5	13.14	246	18.06
and	163.0	164.0	1.0	2.26	91	4.08
C-392	124.0	125.0	1.0	14.25	130	16.85
C-399	115.5	117.9	2.4	6.25	105	8.35

Gold equivalent values are based on 50 grams of silver = 1 gram of gold, calculated using a gold price of US $600/oz and a silver price of US $12.00/oz. The widths above are drill intercepts and not necessarily true widths.

Further exploration of the La Loca vein complex has continued to yield very encouraging results. Hole C-417 drilled on the La Loca structure returned grades of 72.74 grams per tonne gold and 703 grams per tonne silver (22 ounces of silver per tonne), for a gold equivalent grade of 86.80 grams per tonne, over an interval of 2.5-metres.

The results from all drill holes completed during this round of drilling are listed in Table 2, below:

Table 2: Newly Reported Drill Results from the El Cubo Gold-Silver Project
							Gold
Target	Hole	From	To	Interval	Gold	Silver	Equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
Villalpando	CE-05	132.0	136.0	4.0	0.49	173	3.95
Villalpando	C-418	219.0	222.0	3.0	1.19	106	3.31
Falla del Cubo	C-342	184.6	185.3	0.7	2.87	17	3.21
Falla del Cubo	C-345	287.7	288.4	0.7	0.46	195	4.36
Vein Ciento Setenta Ocho	C-379	109.5	111.5	2.0	33.44	536	44.16
Vein Ciento Setenta Ocho	C-390	138.0	139.5	1.5	7.81	94	9.69
Vein Ciento Setenta Ocho	C-391	45.0	46.5	1.5	0.02	7340	146.82
	and	107.6	113.0	5.4	7.29	134	9.97
	and	133.5	138.0	4.5	13.14	246	18.06
	and	163.0	164.0	1.0	2.26	91	4.08
Vein Ciento Setenta Ocho	C-392	124.0	125.0	1.0	14.25	130	16.85
Vein Ciento Setenta Ocho	C-399	115.5	117.9	2.4	6.25	105	8.35
La Loca	C-370	205.4	206.7	1.3	1.20	196	5.12
La Loca	C-371	160.4	162.2	1.8	5.60	316	11.92
La Loca	C-376	192.0	193.0	1.0	1.87	234	6.55
La Loca-Dolores	C-349	186.0	223.0	37.0	0.35	2	0.39	*
La Loca-Dolores	C-351	61.5	87.0	25.5	1.14	21	1.56	*
La Loca-Dolores	C-365	129.0	148.5	19.5	2.85	40	3.65
La Loca-Dolores	C-374	63.3	79.0	15.7	1.50	31	2.12	*
La Loca-Dolores	C-398	51.0	54.6	3.6	3.77	239	8.55
	and	62.0	64.0	2.0	1.07	105	3.17
La Loca-Dolores	C-400	55.0	60.0	5.0	3.65	49	4.63
	and	77.3	82.9	5.6	2.00	32	2.64	*
La Loca-Dolores	C-403	171.0	175.5	4.5	4.70	92	6.54
La Loca-Dolores	C-405	83.3	97.5	14.2	1.67	144	4.55
	C-407	69.0	76.5	7.5	3.06	95	4.96
La Loca-Dolores	and	79.8	83.7	3.9	2.02	150	5.02
	and	103.0	105.8	2.8	1.88	190	5.68
La Loca-Dolores	C-411	44.0	48.0	4.0	1.11	9	1.29	*
	and	71.2	74.2	3.0	4.16	11	4.38
	C-412	47.0	49.5	2.5	4.75	146	7.67
La Loca-Dolores	and	77.3	78.0	0.7	3.66	116	5.98
	and	80.0	88.0	8.0	2.34	24	2.82	*
La Loca-Dolores	C-413	114.0	120.0	6.0	1.06	137	3.80
La Loca-Dolores	C-416	139.0	140.0	1.0	0.86	212	5.10
	and	155.8	158.4	2.6	2.19	390	9.99
La Loca-Dolores	C-417	87.5	90.0	2.5	72.74	703	86.80
	and	104.0	105.0	1.0	0.35	216	4.67
La Loca-Dolores	C-419	98.0	98.5	0.5	1.39	234	6.07

Table 2: Newly Reported Drill Results from the El Cubo Gold-Silver Project continued...
							Gold
Target	Hole	From	To	Interval	Gold	Silver	Equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
La Loca-Dolores	and	112.8	113.8	1.0	1.74	130	4.34
La Loca-Dolores	C-422	96.3	98.0	1.7	1.63	402	9.67
La Cruz	CM-24	374.7	378.0	3.3	1.32	245	6.22
Veta Madre	CD-12	50.6	52.2	1.6	1.01	118	3.37
Veta Madre	CD-13	29.0	30.1	1.1	3.06	165	6.36
Veta Madre	CD-14	66.0	68.8	2.8	1.25	206	5.37
Veta Madre	CD-16	45.0	47.4	2.4	3.21	86	4.93
Veta Madre	CD-18	36.0	42.7	6.7	2.98	168	6.34
Veta Madre	CD-19	22.0	23.6	1.6	1.61	116	3.93
San Cosme-Ratonera	CM-15	56.5	67.5	11.0	2.90	37	3.64
San Cosme-Ratonera	CM-16	238.7	239.4	0.7	2.68	43	3.54
	and	281.8	297.9	16.1	3.33	52	4.37
	CM-14	99.0	99.6	0.6	3.35	47	4.29
San Cosme	and	166.8	171.2	4.4	2.64	20	3.04
	and	257.0	264.0	7.0	7.60	289	13.38
San Cosme	CM-17	193.5	199.5	6.0	3.13	61	4.35
San Cosme	CM-18	242.7	243.3	0.6	17.20	237	21.94
San Cosme	CM-20	13.5	15.1	1.6	6.98	108	9.14
	and	120.3	121.2	0.9	6.80	83	8.46
	and	126.2	128.1	1.9	12.17	209	16.35
	and	147.6	148.6	1.0	3.24	176	6.76
	and	152.5	153.5	1.0	4.63	29	5.21
	and	216.2	218.0	1.8	2.40	51	3.42
	and	235.5	236.2	0.7	1.93	82	3.57
San Cosme	CM-21	202.5	204.0	1.5	4.42	42	5.26
	and	246.0	249.0	3.0	5.26	153	8.32
San Cosme	CM-23	146.0	147.0	1.0	2.93	225	7.43
	and	194.8	196.2	1.4	3.34	16	3.66
San Cosme	CM-25	180.3	184.0	3.7	7.58	20	7.98

Gold equivalent values are based on 50 grams of silver = 1 gram of gold, calculated using a gold price of US $600/oz and a silver price of US $12.00/oz. The widths above are drill intercepts and not necessarily true widths. *Near surface intervals; may be subject to possible open pit mining.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration and mining Company with properties in Mexico. The Company's flagship Ocampo Project is now in commercial production and Gammon Lake is moving toward becoming a low-cost, mid-tier gold and silver producer in 2007. Gammon Lake remains 100% unhedged and is on schedule to produce in excess of 400,000 gold equivalent ounces (208,000 ounces of gold and 8.9-million ounces of silver) per year from the Company's Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Third party analytical work was performed by ALS Chemex of Vancouver and Florin Labs of Reno, Nevada, employing conventional fire assay analysis techniques. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors – Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this press release referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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